UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: DGI Investment Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

Oriental Center
254 Muñoz Rivera Avenue, 10th Floor
San Juan, Puerto Rico  00918

Telephone Number (including area code): (787) 777-2103

Name and address of agent for service of process:

Oriental Bank
Attention: Legal Department
254 Muñoz Rivera Avenue, 10th Floor
San Juan, Puerto Rico  00918

With copies of Notices and Communications to:

Eric S. Purple
Stradley Ronon Stevens & Young, LLP
2000 K Street N.W., Suite 700
Washington, D.C. 20006
(202) 507-5154

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [X]                              NO [  ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in San Juan, Puerto Rico on the 5th day of February, 2021.

DGI Investment Trust

By:	/s/ Carlos González
Carlos González
Trustee

Attest:	/s/ Hugh González-Robison
Hugh González-Robison
Secretary